John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

February 5, 2018

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KYN Capital Group, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed January 17, 2018

File No. 024-10772

Dear Ms. Long:

On behalf of KYN Capital Group, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 2, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1.	We note that you have checked the box “no” when answering the question “Will the issuer be conducting a best efforts offering?” Please revise to check the box that this is a best efforts offering or explain to us why you are not required to do so.

We have revised the document to check the box that this is a best efforts offering.

Investors in this Offering will experience immediate and substantial dilution, page 13

2.	Disclosure that investors in the offering will own 77.6% of your outstanding shares if all shares are sold appears to be in error, since you are offering 3,000,000,000 shares, as compared to only 54,011,699 shares currently outstanding. Please revise to provide a correct percentage, and review and revise related or similar disclosures elsewhere in your offering statement to provide correct information.

We have revised the document to provide a 98.2% figure:

Investors in this Offering will experience immediate and substantial dilution.

If all of the shares offered hereby are sold, investors in this Offering will own 98.2% of the then outstanding shares of our common stock and will experience a dilution of $0.0002 per share. See “Dilution.”

February 5, 2018

Page Two

Distribution, page 21

3.	Please outline and clarify the plan of distribution of securities in the offering. For example, explain how the securities will be offered and by whom, and if true, that this offering is conducted on a best efforts basis without the use of any underwriter or placement agent. Clarify the role of the escrow agent as well, since disclosure on your cover page indicates that there is no minimum offering and that upon approval of a subscription you will immediately deposit the funds into the company’s bank account and use such proceeds. We note that you have already addressed other matters such as how you priced the offering, investment limitations, the offering period and procedures for investors to follow to subscribe for shares in the offering. Please also file a copy of the subscription agreement to be used in connection with the purchase of shares in the offering. See Item 2(4) of Part III of Form 1-A.

We have revised the document to outline and clarify the plan of distribution of securities in the offering. We have included the following explanation of how the securities will be offered and by whom, stating that this offering is conducted on a best efforts basis without the use of any underwriter or placement agent. There is no escrow agent. We have added the following:

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no present plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Subscription Agreement

We are filing a copy of the subscription agreement to be used in connection with the purchase of shares in the offering.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux